Mail Stop 4561

April 16, 2007

By U.S. Mail and facsimile to (410) 641-2096.

Jennifer G. Hawkins
Treasurer and Principal Financial Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, MD 21811

> **Re:** **Calvin B. Taylor Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 000-50047**

Dear Ms. Hawkins:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis

Loan Quality, page 15

1.   You disclose on page 15 of your MD&A that "Generally, the Company will not require a negative provision to reduce the allowance as a result of either net

recoveries, or a decrease in loans." Please revise to more specifically describe what you mean here and to specifically disclose how it affects your allowance methodology.

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Loans and allowance for loan losses, page 7

2. You state here that you consider substantially all the allowance for loan losses to be "general" in nature. Further, on page 15 of Management's Discussion and Analysis, you disclose that you do not believe that the allowance for loan losses can be segregated between loan categories in any meaningful manner. Please refer to the guidance of Staff Accounting Bulletin No. 102, and revise to expand your disclosure regarding your accounting policies for estimating the allowance for loan losses to address the following:

- Disclose whether you segment your loan portfolio into groups of similar loan categories for the purposes of estimating the allowance for loan losses under SFAS 5;

- If not, tell us how you considered the Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions, which requires loan portfolio segmentation in estimating the allowance for loan losses under SFAS 5;

- Disclose how you determine the loss rates used in estimating your allowance for loan losses and describe any qualitative factors you consider in your estimation. For example, discuss how you consider changes in the mix of your loan portfolio, the experience of your loan personnel, geographic and industry concentrations and the level of past due and non accrual loans;

- Describe how you consider the specific risk characteristics of each major loan category and disclose differences in credit risk and historical loss rates between each category; and

- Disclose how often you perform an analysis of the adequacy of the allowance.

16. Fair Value of Financial Instruments, page 17

3.   You state here that you utilize an independent third party to value your debt securities and that among the elements considered in determining fair value is marketability. Please revise to disclose the following:

- Please revise to disclose whether quoted market prices are available for any of your debt securities. If so, tell us why third party valuations were used in lieu of these quoted market prices and how that complies with the guidance of paragraph 110 of SFAS 115;

- Please revise your policy to confirm that you use quoted market prices where available. Otherwise, revise your financial statements accordingly; and

- Please disclose any adjustments the third party valuation made to their determination of fair value, including but not limited to block or illiquidity discounts.

* * * * *

        Please respond to these comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief